SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
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(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1904 Deauville Dr
Lexington, KY 40504
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


April 17, 2014 and others prior
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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1.       Name of Reporting Person

        Jeffrey I. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power            2,610,849
Beneficially            (8)     Shared Voting Power         2,812,524
Owned by Each           (9)     Sole Dispositive Power       2,610,849
Reporting Person        (10)    Shared Dispositive Power     2,812,524

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,610,849
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
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13.      Percent of Class Represented by Amount in Row 11

        3.52%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Julia H. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power               0
Beneficially            (8)     Shared Voting Power             758,489
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power        758,489

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        758,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
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13.      Percent of Class Represented by Amount in Row 11

        1.024%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Jay B. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.                        Citizenship or Place of Organization

  United States of America
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Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power             648,675
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power     648,675

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        648,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
        0.88%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        William T. May

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                        Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power           218,000
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power      218,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        218,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


           0.29%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        M & M Investments

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                        Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          1,187,360
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power   1,187,360

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        1,187,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


          1.60%
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14.      Type of Reporting Person               PN

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Item 4. Purpose of Transaction.

To report errors in the reporting of the share ownership of Mr. Moore. On 12/02/2014 the issuer alerted Mr. Moore that there was a discrepancy in his filing made on or about 4/17/14.

Upon looking at the document and other prior 13d forms, Mr. Moore agreed with management.

To correct this error: The amount of shares beneficially owned by Mr Moore at the time was 5,423,373 which was stated at the end of the filing, but was mistakenly stated as a lower amount earlier in the same filing. This problem arose from Mr. Moores prior 13d(s) where he mistakenly omitted a 50,000 share purchase at .03 per share made by Jay B. Moore on 06/04/2012. All filings should show that Jay Moore owns 648,675 shares, as Jay has not bought any more shares since that date.

PLEASE NOTE THAT THIS DOES NOT AMEND ANY GROUP FILINGS WITH
ARQUITOS OR ALESIA


Item 5. Interest in Securities of the Issuer


Total amount of ownership represented was 5,423,373 shares, or 7.32% of the outstanding common stock (74,085,705 shares as of the last 10-Q) as of the 13d dated 04/17/2014. That amount has since changed since Mr. Moore began filing in conjunction with Arquitos and Alesia. Their most recent filing documents are correct and are on file with the SEC. Prior to the before mentioned 13d, box 6 of the ownership of Jay Moore was misstated as 593,675, when it should have read the same as box 11, which was 648,675.

The error also extended to the shared voting and dispositive power of Mr Moore. Previously they stated 2,757,524. They now read 2,812,524 in this filing.


Item 7. Material to be Filed as Exhibits.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 02, 2014

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments